CONFIDENTIAL DRAFT –12/11/08

FOR IMMEDIATE RELEASE: December 11, 2008

PENN TRAFFIC REPORTS FINANCIAL RESULTS FOR
THIRD QUARTER AND FIRST NINE MONTHS OF FISCAL 2009

SYRACUSE, N.Y. – The Penn Traffic Company (“Pink Sheets”: PTFC), which operates or supplies more than 210 Northeastern U.S. supermarkets, reported financial results for the quarter and nine months ended November 1, 2008.

Penn Traffic revenues were $287.3 million in the third quarter of fiscal 2009, compared to $298.7 million in the third quarter of fiscal 2008, reflecting a reduction in corporate-owned grocery stores to 93 from 104 one year ago.

Penn Traffic’s net loss was $5.6 million, or $0.67 per share, in the third quarter of fiscal 2009, compared to $9.6 million, or $1.13 per share, during the same period last year.  Third quarter fiscal 2009 results reflect $1.3 million in non-recurring charges including: (1) professional fees; (2) closed-store costs; (3) SEC legal costs; (4) severance; (5) asset sales and (6) Chapter 11 reorganization costs.  Third quarter 2008 results included non-recurring charges of $5.6 million.

“We continued to make solid progress in improving Penn Traffic’s efficiency and cost structure during the third quarter,” President and Chief Executive Officer Gregory J. Young said.  “Our commitment to offer our customers good value in a welcoming shopping environment is unwavering.  And, while we don’t control the economic forces that have pressured revenues and margins across the retail grocery industry, we will continue to modernize and streamline operations to ensure Penn Traffic is well prepared to emerge from this recession stronger and fully prepared to take advantage of incremental improvements in the economy as they occur.”

The fiscal 2009 industry-wide trend of consumers consolidating shopping trips, trading down in their purchasing decisions and curbing impulse buying continued during the third quarter, resulting in lower sales volumes compared to the third quarter of fiscal 2008.  Mitigating the impact of this trend in the third quarter were the continued success of the company’s rewards program, launched early in fiscal 2009, investments in marketing and advertising, and value pricing.

Penn Traffic’s gross margins, like those of many other food retailers, were pressured by high commodity costs that have not been fully passed onto customers in order to maintain value pricing in the competitive marketplace.  Gross profit was $72.4 million, or 25.2 percent of revenues, in the third quarter of fiscal 2009, compared to $79.8 million, or 26.7 percent of revenues, during the third quarter of fiscal 2008.

Even while increasing ad spending in the third quarter of fiscal 2009, Penn Traffic reduced selling and administrative expenses to $76.3 million, or 26.6 percent of revenues, compared to $83.3 million, or 27.9 percent, during the same period last year.  Lower selling and administrative expenses reflect the company’s aggressive continuous-improvement initiatives and corporate-overhead reductions during fiscal 2009, as well as its smaller store portfolio.

Third quarter fiscal 2009 operating loss from continuing operations was $3.1 million, compared to $3.3 million during the same period the year prior.

CONFIDENTIAL DRAFT –12/11/08

EBITDA, including non-recurring charges, was $2.1 million in third quarter of fiscal 2009, compared to $1.0 million in the same period last year.  Adjusted for non-recurring charges, EBITDA was $3.4 million, or 1.2 percent of revenues in the quarter ending November 1, 2008, compared to $6.6 million, or 2.2 percent of revenues, during the same period last year.

EBITDA ADJUSTED FOR NON-RECURRING CHARGES
RECONCILED TO GAAP LOSS FROM CONTINUING OPERATIONS

	Third Quarter		Nine Months
(in $000s)	2009	2008	2009	2008

Loss from continuing operations	$(5,562)	$(8,128)	$(21,310)	$(19,846)
Tax expense	109	59	386	175
Interest expense	2,179	2,023	6,743	6,818
Reorganization expense	185	2,792	366	4,945
Operating loss	(3,089)	(3,254)	(13,815)	(7,908)
Less: Reorganization expenses	(185)	(2,792)	(366)	(4,945)
Depreciation and amortization	5,680	6,680	17,090	20,378
Asset impairment charge	175	-	3,178	-
LIFO Provision	(499)	325	166	975
EBITDA	2,082	959	6,253	8,500

Reorganization and other expenses:
Proposed acquisition that was
not consummated	75	2,604	83	4,170
Chapter 11 reorganization costs	110	188	283	775
Total reorganization and other expenses:	185	2,792	366	4,945

SG&A expenses:
Professional fees	1,180	1,393	3,639	5,110
Closed store costs	(99)	146	822	2,030
SEC legal costs	689	650	2,330	1,299
Personnel engagement costs	-	250	-	947
Loss/(Gain) on asset disposition	(770)	294	607	(272)
Severance	88	225	857	469
Other	70	(109)	263	1,516
Total SG&A expenses:	1,158	2,849	8,518	11,099

Total EBITDA adjustments	1,343	5,641	8,884	16,044
Adjusted EBITDA	3,425	6,600	15,137	24,544

CONFIDENTIAL DRAFT –12/11/08

EBITDA (operating loss before interest, taxes, depreciation, amortization, asset impairment charge, and LIFO provision, less reorganization expense) and adjusted EBITDA should not be interpreted as measures of operating results, cash flow provided by operating activities or liquidity, or as alternatives to any generally accepted accounting principle (GAAP) measure of performance.  Penn Traffic reports EBITDA and adjusted EBITDA as they are important measures utilized by management to monitor the operating performance of our business.  EBITDA and adjusted EBITDA may also assist investors in evaluating the company’s capacity to service debt and capital expenditures.

On the company’s consolidated balance sheets, Penn Traffic reported cash and equivalents of $32.9 million on November 1, 2008 and $6.7 million on November 3, 2007.

First Nine Months of Fiscal 2009
For the nine months ended November 1, 2008, Penn Traffic’s revenues were $881.2 million compared to $914.7 million the same period the year prior.  The company’s net loss was $21.4 million, or $2.55 per share, in the first nine months of fiscal 2009 compared to $21.9 million, or $2.58 per share, during the same period last year.  The company’s results for the first nine months of fiscal 2009 reflect $8.9 million in non-recurring charges including: (1) professional fees; (2) closed-store costs; (3) SEC legal costs; (4) severance; (5) asset sales and (6) Chapter 11 reorganization costs.  Penn Traffic’s results for the first nine months of fiscal 2008 included non-recurring charges of $16.0 million.

Gross profit was $225.5 million, or 25.6 percent of revenues, in the first nine months of fiscal 2009, compared to $244.7 million, or 26.8 percent of revenues during the same period last year.  Selling and administrative expenses were $238.0 million, or 27.0 percent of revenues, in the first nine months of fiscal 2009, compared to $253.0 million, or 27.7 percent, during the same period last year.  The company’s operating loss for the first nine months of fiscal 2009 was $13.8 million compared to $7.9 million during the same period the year prior.

EBITDA, including non-recurring charges, was $6.3 million in the first nine months of fiscal 2009, compared to $8.5 million in the same period last year.  Adjusted for non-recurring charges, EBITDA was $15.1 million, or 1.7 percent of revenues, in the nine months ended November 1, 2008, compared to $24.5 million, or 2.7 percent, during the same period last year.

Retail Food Segment
Penn Traffic’s retail food segment, which represents about 80 percent of company sales, posted revenues from continuing operations of $225.9 million in the third quarter of fiscal 2009, compared to $244.4 million during the same period last year.  Same store sales decreased 0.8 percent, compared to a 0.4 percent decrease the same period the year prior.  Gross profit from continuing retail operations was $66.8 million, or 29.6 percent of segment revenues, during third quarter of fiscal 2009, compared to $76.5 million, or 31.3 percent of revenues, during the same period last year.  Retail segment operating profit was $5.0 million for the third quarter of fiscal 2009 and $8.9 million in the third quarter of fiscal 2008.

Retail segment sales from continuing operations were $702.5 million for the 39 weeks ended November 1, 2008, compared to $751.5 million during the same period last year.  Same store sales decreased 1.3 percent compared to a 0.2 percent decrease the same period the year prior.  Gross profit from continuing retail operations was $210.8 million, or 30.0 percent of revenues, during the first nine months of fiscal 2009, compared to $233.9 million, or 31.1 percent of revenues during the same period last year.  Operating profit from continuing retail operations was $17.3 million for the first nine months of fiscal 2008 and $29.9 million in the first nine months of fiscal 2008.

CONFIDENTIAL DRAFT –12/11/08

Wholesale Food Distribution Segment
Wholesale food distribution segment revenues were $59.3 million in the third quarter of fiscal 2009 compared to $52.2 million during the same period last year.  Segment top-line gains are due in part to the sale of three corporate-owned stores to independent owners served by Penn Traffic’s wholesale business, as well as three new customers added at the end of fiscal 2008.  Wholesale segment gross profit was $3.6 million, or 6.0 percent of segment revenues, during the third quarter of fiscal 2009, compared to $3.3 million, or 6.3 percent of revenues, during the same period last year.  Wholesale operating profit from continuing operations was $2.5 million in the 13 weeks ended November 1, 2008 versus $1.7 million in the third quarter of fiscal 2008.

Wholesale segment sales were $172.6 million for the 39 weeks ended November 1, 2008, compared to $156.7 million during the same period last year.  Gross profit from wholesale operations was $10.3 million, or 6.0 percent of segment revenues, during the first nine months of fiscal 2009, compared to $10.6 million, or 6.8 percent of revenues, during the same period last year.  Wholesale segment operating profit was $6.4 million for the first nine months of fiscal 2009, compared to $5.9 million in the first nine months fiscal 2008.

Conference Call
Penn Traffic will host a conference call at 9 a.m. Eastern Time on Thursday, December 18 to review the company’s financial results and performance. The call can be accessed by dialing 877-641-0093 from the U.S. and Canada.  Callers outside the U.S. and Canada may access the call by dialing 904-596-2360.

A recording of the conference call will be archived for 90 days, and it may be accessed by dialing 888-284-7564 from the U.S. and Canada, or 904-596-3174, and entering reference number 243411.

About Penn Traffic
The Penn Traffic Company, headquartered in Syracuse, N.Y., operates or supplies more than 210 supermarkets in Upstate New York, Pennsylvania, Vermont and New Hampshire. Penn Traffic’s retail food business includes corporate-owned stores with the P&C, Quality and BiLo banners, and its wholesale food distribution business supplies independently operated supermarkets and other wholesale accounts. More information on the company may be found at www.penntraffic.com.

Forward Looking Statements
This press release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, as amended, reflecting management’s current analysis and expectations, based on what management believes to be reasonable assumptions. These forward-looking statements include statements relating to our anticipated financial performance and business prospects. Statements preceded by, followed by or that include words such as “believe,” “anticipate,” “estimate,” “expect,” “could,” and other similar expressions are to be considered such forward-looking statements. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: the ability of the company to improve its operating performance and effectuate its business plans; the ability of the company to operate pursuant to the terms of its credit facilities and to comply with the terms of its lending agreements or to amend or modify the terms of such agreements as may be needed from time to time; the ability of the company to generate cash; the ability of the company to attract and maintain adequate capital; the ability of the company to refinance; increases in prevailing interest rates; the ability of the company to obtain trade credit, and shipments and terms with vendors and service providers for current orders; the ability of the company to maintain contracts that are critical to its operations; potential adverse developments with respect to the company’s liquidity or results of operations; general economic and business conditions; competition, including increased capital investment and promotional activity by the company’s competitors; availability, location and terms of sites for store development; the successful implementation of the company’s capital expenditure program; labor relations; labor and employee benefit costs including increases in health care and pension costs and the level of contributions to the company sponsored pension plans; the result of the pursuit of strategic alternatives; economic and competitive uncertainties; changes in strategies; changes in generally accepted accounting principles; adverse changes in economic and political climates around the world, including terrorist activities and international hostilities; and the outcome of pending, or the commencement of any new, legal proceedings against, or governmental investigations of the company. The company cautions that the foregoing list of important factors is not exhaustive. Accordingly, there can be no assurance that the company will meet future results, performance or achievements expressed or implied by such forward-looking statements. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the company does not intend to update.

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FOR PENN TRAFFIC:

Investors and business/financial media contact Jeffrey Schoenborn of Travers, Collins & Company Investor Relations, 716.842.2222, jschoenborn@traverscollins.com.

Trade and local media contact Chuck Beeler of Eric Mower and Associates, 315.413.4346, cbeeler@mower.com.

CONFIDENTIAL DRAFT –12/11/08

The Penn Traffic Company
Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)
(unaudited)

	Quarter Ended		Year to Date
	November 1, 2008	November 3, 2007	November 1, 2008	November 3, 2007

Revenues	$287,285	$298,702	$881,233	$914,687

Cost and operating expenses:
Cost of sales	214,932	218,857	655,768	669,995
Selling and administrative expenses	76,324	83,281	238,037	252,993
Gain on sale of assets	(958)	(328)	(2,757)	(2,422)
Loss on store and distribution center closings (including asset impairment of $175 and $3,178 for the quarter and year to date endedNovember 1, 2008)	76	146	4,000	2,029

Operating loss	(3,089)	(3,254)	(13,815)	(7,908)

Interest expense	2,179	2,023	6,743	6,818
Reorganization and other expenses	185	2,792	366	4,945

Loss from continuing operations before income taxes	(5,453)	(8,069)	(20,924)	(19,671)

Income tax expense	109	59	386	175

Loss from continuing operations	(5,562)	(8,128)	(21,310)	(19,846)

Discontinued operations
Loss from discontinued operations	(23)	(1,448)	(103)	(2,052)
Net loss	$(5,585)	$(9,576)	$(21,413)	$(21,898)

Net Loss per share - basic and diluted

Loss from continuing operations	$(0.67)	$(0.96)	$(2.54)	$(2.34)
Loss from discontinued operations	$(0.00)	$(0.17)	$(0.01)	$(0.24)
Net Loss per share – basic and diluted	$(0.67)	$(1.13)	$(2.55)	$(2.58)

Weighted average shares – basic and diluted	8,650,110	8,498,752	8,650,110	8,498,752

CONFIDENTIAL DRAFT –12/11/08

The Penn Traffic Company
Condensed Consolidated Balance Sheets
(In thousands)

	November 1,	February 2,
	2008	2008
	(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$32,896	$20,916
Accounts and notes receivable (less allowance for
doubtful accounts of $5,186 and $5,690, respectively)	30,274	37,513
Inventories	51,981	89,208
Prepaid expenses and other current assets	6,662	7,307
Total current assets	121,813	154,944

Capital Leases, net	7,457	8,268

Fixed Assets, net	64,624	78,402

Other Assets:
Intangible assets	12,059	15,397
Deferred tax asset	-	2,440
Other assets	3,729	2,998
Total other assets	15,788	20,835

Total Assets	$209,682	$262,449

CONFIDENTIAL DRAFT –12/11/08

The Penn Traffic Company
Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)

	November 1,	February 2,
	2008	2008
	(unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of obligations under capital leases	$1,493	$1,368
Current maturities of long-term debt	48,365	278
Accounts payable	17,448	34,178
Other current liabilities	41,028	47,060
Accrued interest expense	503	176
Deferred income taxes	7,358	11,485
Liabilities subject to compromise	13	2,516
Total current liabilities	116,208	97,061

Non-current liabilities:
Obligations under capital leases	7,826	8,962
Long-term debt	3,414	50,209
Defined benefit pension plan liability	4,389	6,326
Deferred income taxes	1,787	-
Other non-current liabilities	28,726	30,716
Total non-current liabilities	46,142	96,213

Total liabilities	162,350	193,274

Commitments and contingencies

Stockholders’ equity:
Preferred stock - authorized 1,000,000 shares,
$.01 par value; 10,000 shares issued	100	100
Common stock - authorized 15,000,000 shares, $.01 par value;
shares issued and to be issued 8,650,110 at November 1, 2008, and 8,519,095 at February 2, 2008	86	85
Capital in excess of par value	128,148	128,149
Deficit	(95,769)	(74,356)
Accumulated other comprehensive income	14,767	15,197
Total stockholders’ equity	47,332	69,175

Total liabilities and stockholders’ equity	$209,682	$262,449

CONFIDENTIAL DRAFT –12/11/08

The Penn Traffic Company
Condensed Consolidated Statements of Cash Flows
(In thousands)
(unaudited)

	For the Period	For the Period
	February 3, 2008	February 4, 2007
	to November 1, 2008	to November 3, 2007

Operating activities:
Net loss	$(21,413)	$(21,898)
Adjustments to reconcile net loss to net cash Provided by (used in) operating activities:
Depreciation and amortization	17,090	20,492
Provision for doubtful accounts	327	1,430
Gain on sale of assets	(2,757)	(328)
Asset impairment charge	3,178	-
Amortization of deferred financing cost	608	744
Deferred income taxes	378	-
Phantom stock compensation	(52)	86

Net change in operating assets and liabilities:
Accounts and notes receivable, net	6,912	(74)
Prepaid expenses and other current assets	645	1,094
Inventories	37,227	941
Liabilities subject to compromise	(2,503)	(180)
Accounts payable and other current liabilities	(22,435)	(13,471)
Other assets	(85)	13
Defined benefit pension plan	(2,644)	(2,438)
Other non-current liabilities	(1,311)	1,054

Net cash provided by (used in) operating activities	13,165	(12,535)

Investing activities:
Capital expenditures	(5,269)	(4,942)
Proceeds from sale of assets	5,058	1,879

Net cash used in investing activities	(211)	(3,063)

Financing activities:
Payments of mortgage debt	(208)	(233)
Net borrowings (repayments) under revolving credit facility	1,500	(350)
Reduction in capital lease obligations	(1,011)	(1,792)
Payment of deferred financing costs	(1,255)	-

Net cash used in financing activities	(974)	(2,375)

Increase (decrease) in cash and cash equivalents	11,980	(17,973)

Cash and cash equivalents at the beginning of period	20,916	24,661

Cash and cash equivalents at end of period	$32,896	$6,688